Exhibit 7.2:

1195 River Road zo, Box 302 Marietta. PA 17547-0302 (717) 426-1931 www.donegalgroup.com
July 9, 2010
VIA E-MAIL AND FIRST CLASS MAIL
Gregory M. Shepard
5055 Gulf of Mexico Drive
Longboat Key, FL 34228
Dear Mr. Shepard:
     On behalf of Donegal Group Inc. (“DGI”), we provide DGI’s response to your letter of June 25, 2010 to Don Nikolaus. As your subsequent e-mail requested, we have also e-mailed a copy of our response to you.
     We acknowledge the investment in DGI that your Schedule 13G dated February 16, 2010 reports. However, as you know from our prior communications, DGI does not acknowledge or agree with your characterization of your ownership as “passive.”
     Your June 25,2010 letter questioned the agreement of Donegal Mutual Insurance Company (“Donegal Mutual”) to provide a portion of the merger consideration for the UNNF acquisition by contributing 600,000 shares of Class A common stock of DGI that Donegal Mutual has held for many years. Because these shares are currently outstanding shares, this use of the Class A shares by . Donegal Mutual is’ not dilutive to DGI’s current stockholders in any respect. The acquisition of UNNF serves many valid business interests of the various Donegal entities involved in the acquisition. DGI has described these business interests in detail in the publicly available Form S-4 registration statement related to the transaction that DGI filed with the SEe. We reference the section of that registration statement entitled “The Merger — The Donegal Parties’ Reasons for the Merger.”

Gregory M. Shepard

July 9, 2010
     We believe this letter and the information in the registration statement answer your question. Finally, we trust that you understand that it is DGI’s policy not to comment or provide any information on an individual ‘basis to stockholders or others regarding DGI’s disclosures in its publicly filed documents.

Sincerely,

Jeffrey D. Miller,
Senior Vice President and Chief Financial Officer

cc:   Donald H. Nikolaus